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                                                                    Exhibit 99.1

[VIVENDI UNIVERSAL LOGO]

                                                          Paris, August 18, 2003


        VIVENDI UNIVERSAL AND COMCAST ANNOUNCE INTENT TO EXPLORE ALLIANCE

As previously announced, Comcast does not intend to purchase the Vivendi Universal Entertainment assets. Separately, Vivendi Universal and Comcast have announced that they intend to explore an alliance involving both parties' cable channels and Vivendi Universal's worldwide content with the goal of creating new channels and services.
Vivendi Universal confirms that this will not interfere with its current plans to conclude the process for the possible sale of VUE.



Important Disclaimer


This press release contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to: the risk that certain disposals will not be finalized; that the reduction of Vivendi Universal's indebtedness expected to be reached as a result of the debt-reduction plan, sales and/or restructurings will not materialize in the timing or manner described above; that Vivendi Universal will not be able to obtain the necessary approvals to finalize certain transactions; as well as the risks described in the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission and the French Commission des Operations de Bourse. Vivendi Universal does not undertake nor does it have any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Vivendi Universal with the French Commission des Operations de Bourse and with the U.S. Securities and Exchange Commission (at www.sec.gov) or directly from Vivendi Universal.







Contacts:
--------


Media                                                 Investor Relations
Antoine Lefort                                        Daniel Scolan
+33 (0)1 71 71 11 80                                  +33 (0)1 71 71 32 91
Agnes Vetillart                                       Laurence Daniel
+33 (0)1 71 71 30 82                                  +33 (0)1 71 71 12 33
Alain Delrieu
+33 (0)1 71 71 10 86